UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended _____June 30, 2023___________________________________

GB8 Residential LLC

(Exact name of issuer as specified in its charter)

Delaware	92-3454670
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

13901 Sutton Park Dr S, Jacksonville, FL 32224

(Full mailing address of principal executive offices)

(904) 400-7500

(Issuer’s telephone number, including area code)

GB8 Residential LLC

GB8 RESIDENTIAL LLC

BALANCE SHEET

June 30, 2023

(Unaudited)

Assets
Current assets -
Cash	$13,500
Total assets	$13,500

Liabilities and Member's Equity
Current liabilities -
Due to PORI (as Sponsor)	$68,875
Total liabilities	68,875

Commitments and contingencies (Note 3)	-
Accumulated deficit	$(55,375)
Total member's equity	(55,375)
Total liabilities and member's equity	$13,500

See accompanying notes to the financial statements

GB8 RESIDENTIAL LLC

STATEMENT OF OPERATIONS AND MEMBER’S DEFICIT

June 30, 2023

(Unaudited)

Revenues	$-

Operating Expenses -
General and administrative	55,375
Total operating expenses	55,375

Net loss	$(55,375)

See accompanying notes to the financial statements

GB8 RESIDENTIAL LLC

STATEMENT OF CASH FLOWS

June 30, 2023

(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(55,375)
Changes in operating assets and liabilities -
Accounts payable	68,875
Net cash provided by operating activities	13,500

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	-

Change in cash and cash equivalents -	13,500
Cash and cash equivalents, beginning of period (inception)	-
Cash and cash equivalents, end of period (inception)	$13,500

See accompanying notes to the financial statements

GB8 RESIDENTIAL LLC

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: NATURE OF OPERATIONS

GB8 Residential LLC (the “Company”) is a limited liability company formed on April 6, 2023 (“Inception”) in the State of Delaware. The Company was organized to purchase and operate multi-family residential properties for government subsidized rental housing programs commonly known as Section 8 Program. The Company is managed by Pacific Oak Residential, Inc., (the “Manager”).

Management’s Plans

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of June 30, 2023. However, the Company’s Manager has provided guarantees that they will provide funding for operations for a period in excess of one year from the issuance date of these financial statements.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, negative press, or further restrictions and mandates related to the coronavirus (COVID-19). These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s fiscal year-end is December 31. Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company as of April 6, 2023 (Inception). The results of operations for the six-months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, the Company has $13,500 in Cash and Cash Equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in member’s equity (deficit) or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

The Company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date. The primary revenues of the Company will be from rentals of residential units.

Income Taxes

The Company applies ASC 740 Income Taxes. The Company intends to elect to be taxed as a corporation. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2023, the Company has no deferred tax assets. The Company has not yet filed its initial income tax return. Management does not anticipate taking any uncertain tax positions.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. The Company will continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the consolidated balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value. As of June 30, 2023, the company did not have any real estate held for investment.

Real Estate Held for Sale

The Company may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be presented separately on the consolidated balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the consolidated statement of operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 4: MEMBER’S DEFICIT

General

As of June 30, 2023, the Company is authorized to issue an unlimited number of limited liability company interests, which may be designated as common shares or preferred shares and may be issued in different classes or series.

On April 12, 2023, the Company designated an unlimited number of Class A Common Shares with no par value. The terms of the shares are as followed:

1)	Class A Common Operating Cash Flow – means with all respect to each amount of operating cash flow that the Manager determines to distribute to all Holders of Shares, the product of (a) the amount of Operating Cash Flow to be distributed, multiplied by (b) a fraction, numerator of which is the amount of Class A Capital Contributions and the denominator is the aggregate amount of all Capital Contributions from all Holders of Shares in the Company.

2)	Class A Common Preferred Return – means, as of the date of any distribution of Operating Cash Flow to Holders of Class A Common Shares, a cumulative non-compounded annual return on Class A Unreturned Invested Capital of five percent (5%).

3)	"Class A Net Capital Proceeds" means, as of the date of any distribution of Net Capital Proceeds to Holders of Class A Common Shares that the Manager determines to distribute to all Holders of Shares, the product of (a) the amount of Net Capital Proceeds to be distributed to all Holders of Shares, multiplied by (b) a fraction, the numerator of which is the amount of Class A Capital Contributions and the denominator is the aggregate amount of all Capital Contributions from all Holders of shares in the Company.

4)	Distribution of Net Capital Proceeds – Class A Common Net Capital Proceeds shall be distributed from time to time, as determined by the Manager in its sole discretion, seventy percent (70%) to the Holders of Class A Common Shares on a pro rata basis based on the number of Class A Shares owned by the respective Holders and thirty percent (30%) as a performance fee to the Manager.

No limited liability company interests or Class A Common Shares are outstanding.

On July 3, 2023, the Company filed an offering statement on Form 1-A with the Securities Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to 7,500,000 Class A Common Shares for total proceeds of $75 million. The offering statement was qualified by the SEC on August 29, 2023. All Class A Common Shares are being offered for $10.00 for each share.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Manager is vested with the full power and authority to do, and to direct its officers and agents to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company. The Operating Agreement contemplates that the Manager will appoint an affiliate as a property manager, as more fully explained in the Company’s Form 1-A.

In accordance with the Company’s Operating Agreement the Manager has made a total of $68,875 in payments directly to and indirectly on behalf of the Company.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through November 29, 2023 the date the financial statements were available to be issued and determined there are no other material events requiring disclosure or adjustment to the financial statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Jacksonville, FL on December 4, 2023.

GB8 Residential LLC

By: Pacific Oak Residential, Inc., its Manager

By:	/s/ Michael Gough
	Name:	Michael Gough
	Title:	President and CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Gough	President and CEO	December 4, 2023
Michael Gough	Pacific Oak Residential, Inc.
(Principal Executive Officer)

/s/ Jeffrey Anstis	Managing Director of Finance	December 4, 2023
Jeffrey Anstis	Pacific Oak Residential, Inc.
(Principal Financial Officer and Principal Accounting Officer)